Filed by Lotus Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: L Catterton Asia Acquisition Corp.

Commission File No.: 001-40196

LOCK-UP AGREEMENT

___________, 2023

Lotus Technology Inc.

No. 800 Century Avenue

Pudong District

Shanghai 200120, People’s Republic of China

L Catterton Asia Acquisition Corp

8 Marina View, Asia Square Tower 1

#41-03 Singapore 018960

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this “Letter Agreement”) is being delivered to Lotus Technology Inc., a Cayman Islands exempted company (the “Company”) and L Catterton Asia Acquisition Corp, a Cayman Islands exempted company (“SPAC”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) entered into as of January 31, 2023, by and among the Company, SPAC, Lotus Temp Limited, a Cayman Islands exempted company (“Merger Sub 1”), and Lotus EV Limited, a Cayman Islands exempted company (“Merger Sub 2”), pursuant to which, among other things, (i) Merger Sub 1 will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), (ii) SPAC will merge with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger”, and together with the First Merger, the “Mergers”), and (iii) in connection with the Mergers, the undersigned (the “Shareholder”) will hold such number of ordinary shares of the Company, par value $0.00001 per share (each, a “Company Ordinary Share”) equal to (a) the number of Company Shares held by the Shareholder immediately prior to the Preferred Share Conversion, multiplied by (b) the Recapitalization Factor. Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

In order to induce SPAC and the Company to proceed with the Mergers and other transactions contemplated in the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby agrees as follows.

As used herein, (i) “Closing” means the closing of the transactions contemplated by the Merger Agreement; (ii) “Closing Date” means the date on which the Closing occurs; (iii) “Lock-Up Period” means a period of six (6) months from and after the Closing Date; (iv) “Locked-Up Shares” means any Company Ordinary Shares that are held by the Shareholder immediately after the First Effective Time and any Company Ordinary Shares acquired by the Shareholder upon the exercise of the Company Options; (v) “Transfer” means (x) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Locked-Up Shares, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Locked-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) publicly announce any intention to effect any transaction specified in clause (x) or (y); (vi) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended; and (vii) “immediate family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

Subject to the exceptions set forth herein, during the Lock-Up Period, the Shareholder agrees not to, without the prior written consent of the Company Board, Transfer any Locked-Up Shares held by it; provided that, if the Company permits any amendment or modification to, or any waiver (in whole or in part) of any provisions under the Sponsor Support Agreement such that the terms and conditions of lock-up applicable to any Founder Shareholder (as defined in the Sponsor Support Agreement) become less restrictive than those agreed to herein, then such less restrictive terms and conditions shall, without further action of any of the parties hereto, automatically apply to the Shareholder and any applicable sections of this Letter Agreement shall be deemed amended accordingly.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(i)            Transfers by the Shareholder to (A) any affiliate of such Shareholder or any director, officer or employee of such affiliate, or their immediate family, (B) any officer, director or employee of such Shareholder, or their immediate family, or (C) any shareholder, partner or member of the Shareholder or its affiliates;

(ii)            Transfers by virtue of the Laws of the state of the Shareholder’s organization and the Shareholder’s Organizational Documents upon dissolution of the Shareholder;

(iii)            pledges of any Locked-Up Shares to a financial institution that create a mere security interest in such Locked-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as the Shareholder continues to control the exercise of the voting rights of such pledged Locked-Up Shares (as well as any foreclosures on such pledged Locked-Up Shares so long as the transferee in such foreclosure agrees to become a party to this Letter Agreement and be bound by all obligations applicable to the Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Locked-Up Shares as a result of foreclosure);

(iv)            Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(v)            transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(vi)            the exercise of any options to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options permit exercises on a cashless basis);

(vii)            the establishment, at any time after the Closing, by the Shareholder of a trading plan providing for the sale of Company Ordinary Shares that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Shares shall be made by the Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such plan during the Lock-Up Period; and

(viii)            Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

provided, however, that in the case of clauses (i) through (iii), these permitted transferees shall enter into a written agreement in substantially the form of this Letter Agreement, agreeing to be bound by the lock-up restrictions on Transfer of Locked-Up Shares prior to such Transfer.

The Shareholder hereby agrees that, in accordance with the terms thereof, (i) the Shareholders Agreement, (ii) any rights of the Shareholder under the Shareholders Agreement and (iii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to Company Shareholders, shall be terminated effective as of the First Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholder or the Company, and neither the Company, the Shareholder, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and each of the Shareholder and the Company hereby releases in full any and all claims with respect thereto with effect on and from the First Effective Time.

The Shareholder hereby represents and warrants that the Shareholder has full power and authority to enter into this Letter Agreement and that this Letter Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable in accordance with its terms. The Shareholder will, from time to time, (i) execute and deliver, or cause to be executed and delivered, any additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively consummating the transactions contemplated by this Letter Agreement, the Merger Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Transactions.

This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

Other than in connection with the Transfer of any Locked-Up Shares in accordance with the terms of this Letter Agreement, which shall not be deemed to be an assignment of this Letter Agreement or the rights or obligations hereunder, no party hereto may assign this Letter Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

This Letter Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Letter Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Letter Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law that would otherwise require the application of the laws of another jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK (OR ANY APPELLATE COURTS THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS LETTER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS LETTER AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY ANY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED HEREIN OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE FOREGOING MUTUAL WAIVER AND CERTIFICATIONS.

The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under any of the provisions of this Letter Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Letter Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Letter Agreement and to enforce specifically the terms and provisions of this Letter Agreement, without proof of damages, prior to the valid termination of this Agreement in accordance with the terms hereof, this being in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Letter Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

This Letter Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. This Letter Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentences.

All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Shareholder at its address set forth on the signature page and to the Company or SPAC at its address or at its email address set out below (or to such other address or email address as each of them may from time to time notify the other parties):

If to the Company, to:

Lotus Technology Inc.

No. 800 Century Avenue

Pudong District

Shanghai 200120, People’s Republic of China

Attention: Chief Financial Officer

E-mail: Alexious.Lee@lotuscars.com.cn

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Attention: Peter X. Huang

Email: peter.huang@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Shu Du

Email: shu.du@skadden.com

If to SPAC, to:

L Catterton Asia Acquisition Corp
8 Marina View, Asia Square Tower 1

#41-03, Singapore 018960
Attention: James Steinthal
Email: Jim.Steinthal@lcatterton.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attn:	Jesse Sheley

Joseph Raymond Casey

E-mail:	jesse.sheley@kirkland.com

joseph.casey@kirkland.com

This Letter Agreement shall automatically terminate upon the earlier to occur of the (i) the expiration of the Lock-Up Period and (ii) the termination of the Merger Agreement in accordance with its terms, provided that termination hereof shall not extinguish or otherwise affect the liability of the Shareholder for any prior breach of or non-compliance with the terms hereof.

[Signature pages follow]

Very truly yours,

(Name of Shareholder – Please Print)

(Signature)

(Name of Signatory if Shareholder is an entity – Please Print)

(Title of Signatory if Shareholder is an entity – Please Print)

Address:

[Signature Page to Lock-Up Agreement]

Agreed to and accepted:

LOTUS TECHNOLOGY INC.

By:

Name:

Title:

[Signature Page to Lock-Up Agreement]

Agreed to and accepted:

L Catterton Asia Acquisition Corp

By:

Name:

Title:

[Signature Page to Lock-Up Agreement]

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Technology Inc. (“Lotus Tech”) and L Catterton Asia Acquisition Corp (“LCAA”). All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2021, and other documents filed, or to be filed, with the SEC by LCAA or Lotus Tech, including a registration statement on Form F-4 to be filed containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this document represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech is expected to file the Registration/Proxy Statement with the SEC, and (ii) LCAA is expected to file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers, may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.